UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                 MARCH 31, 1999



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                   Energy or                                    Percentage
                                     Gas-                                       of Voting
Name of Reporting Company           related       Date of       State of        Securities
(Ownership Information)             Company     Organization   Organization        Held        Nature of Business
-----------------------------------------------------------------------------------------------------------------------

Polk Power Partners, L.P. (Polk     Energy         Feb-92        Delaware         46.25%       Qualifying facility
 Cogen)
Orange Cogeneration Limited         Energy         Feb-93        Delaware           50%        Qualifying facility
 Partnership (Orange Cogen)
Brush Cogeneration Partners         Energy         Nov-91        Delaware         47.25%       Qualifying facility
 (Brush Cogen)
(ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc./ CSW Energy Inc./CSW)

Thermo Cogeneration Partnership,    Energy         Apr-93        Delaware           50%        Qualifying facility
 L.P. (Thermo Cogen)
(ownership through intermediate holding company CSW Ft. Lupton, Inc./ CSW Energy
 Inc./CSW)

Sweeny Cogeneration Limited         Energy         Sep-95        Delaware           50%        Qualifying facility
 Partnership (Sweeny Cogen)
(ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, inc. and CSW Sweeny LP I, Inc./CSW Energy Inc./CSW)


Diversified Energy Contractors LLC  Energy         Jul-97        Delaware           100%       Maintenance services
 (DECO)
(CSW Energy Inc. / CSW)

CSW Power Marketing, Inc.           Energy         Mar-96        Delaware           100%       Energy marketing
 (CSW)

CSW Services International, Inc.    Energy         Mar-97        Delaware           100%       Energy management
 (CSW Energy Inc. / CSW)

Powerware Solutions, Inc.           Energy         Feb-94        Texas              4.0%       Energy Mgmt Systems
(PSO Investment)                                                                               for water utilities

Utility Data Resources, Inc.        Energy         Dec-97        Delaware           4.5%       Electricity pricing
(PSO Investment)                                                                               mgmt consulting
                                                                                               and software


AEMT, Inc.                          Energy         Dec-97        Florida             0%        Power conditioning
(PSO Investment)                                                                               product mfg and sales

Energy Services, Inc. (ESI)         Energy         Sept-97       Delaware           100%       Energy marketing
(CSW)

Enershop                            Energy         Sept-95       Delaware           100%       Energy marketing
(CSW)                                                                                          services


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                   Principal                     Person to                        Consideration
Company           Type of          amount     Issue or  Cost of  whom security  Collateral given  received for
issuing security  security issued  security   renewal   capital  issued         with security     each security
----------------------------------------------------------------------------------------------------------------
                                                   (000's)


DECO              Loan note         $830                         CSW Energy

Eastex
Cogeneration LP   Loan note        3,145                         CSW Energy
LP


Company      Company     Amount of
contributing receiving   capital
capital      capital     contribution
------------------------------------
                          (000's)
None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies


                                                             Direct      Indirect
Reporting company    Associate company     Type of services  costs       costs      Cost of   Total amount
rendering services   receiving services    rendered          charged     charged    capital   billed
----------------------------------------------------------------------------------------------------------
                                                             (000's)     (000's)              (000's)


Enershop, Inc.       Energy Service, Inc.  Sales/Marketing    $ 6                              $ 6

Enershop, Inc.       CSW Power             Lease
                     Marketing, Inc.       Management           2                                2

CSW Power            Enershop, Inc.        Lease
Marketing, Inc.                            Management          57                               57

CSW Energy, Inc.     Orange                Plant
                     Cogeneration          services           407         $ 157                564

CSW Energy, Inc.     Polk                  Plant
                     Cogeneration          services           411           160                571

CSW Services         Sweeny                Plant
International,       Cogeneration          services           333           144                477
Inc.


Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct      Indirect
Reporting company    Associate company     Type of services  costs       costs      Cost of   Total amount
rendering services   receiving services    rendered          charged     charged    capital   billed
----------------------------------------------------------------------------------------------------------
                                                             (000's)     (000's)              (000's)

CSW Power            Enershop, Inc.        Lease
Marketing, Inc.                            Management         $57                              $57

Enershop, Inc.       Energy                Sales/Marketing      6                                6
                     Service, Inc.

Enershop, Inc.       CSW Power             Lease
                     Marketing, Inc.       Management           2                                2


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as                               $7,956 line 1
of:  March 31, 1999

Total capitalization multiplied                                     1,193 line 2
by 15%(line 1 multiplied by 0.15)

Greater of $50 million or line 2                                    1,193 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1: Energy Services                  15
   Energy-related Category 5: Energy Marketing                 11
   Energy-related Category 7: Maintenance Services              0
   Energy-related Category 8: Qualifying Facility               9
   Energy-related Categories 2,3,4,6,9,10                      --

     Total current aggregate investment                                35 line 4
                                                                   --------

Difference between the greater of $50 million or 15%
 of capitalization and the total aggregate
 investment of the registered holding
 company system
(line 3 less line 4)                                               $1,158 line 5
                                                                   ========

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)

   Gas-related business                                        --
Categories 1 and 2
      Total current aggregate                                         $0
investment
                                                                   ========

ITEM 5 - OTHER INVESTMENTS


Major line of energy-  Other investment in  Other investment in
related business       last U-9C-3 report   this U-9C-3 report   Reason for difference in other investment
----------------------------------------------------------------------------------------------------------
                             (000's)             (000's)


Energy services              $ 2,696               $0            Amounts invested prior to April 1, 1997
                                                                 are excluded from Item 4

Maintenance services             --                 0

Qualifying facility        $ 194,644                0            Amounts invested prior to April 1, 1997
                                                                 are excluded from Item 4



ITEM 6 - FINANCIAL STATEMENTS AND
EXHIBITS

Financial Statements

Balance sheets for quarter ended March 31, 1999 are filed confidentially under separate cover for:
Exhibit 1   CSW Development-I, Inc. (consolidated)
Exhibit 2   CSW Ft. Lupton, Inc.
Exhibit 3   Sweeny Companies (consolidated)
Exhibit 4   Enershop, Inc.
Exhibit 5   CSW Energy Services, Inc.
Exhibit 6   CSW Power Marketing, Inc.
Exhibit 7   Diversified Energy Contractors Company (DECO)
Exhibit 8   CSW Services International


Income Statements as of the three months ended March 31, 1999 are filed confidentially under separate cover for:
Exhibit 9   CSW Development-I, Inc. (consolidated)
Exhibit 10  CSW Ft. Lupton, Inc.
Exhibit 11  Sweeny Companies (consolidated)
Exhibit 12  Enershop, Inc.
Exhibit 13  CSW Energy Services, Inc.
Exhibit 14  CSW Power Marketing, Inc.
Exhibit 15  Diversified Energy Contractors Company (DECO)
Exhibit 16  CSW Services International

Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr. Steven K. Bargmann at (214) 777-2210 with inquiries concerning this report.

                                  SIGNATURE

                                  Central and South West Corporation


                              /s/ Lawrence B. Connors
                              By: Lawrence B. Connors
                                      (Name)

                                  Controller
                                      (Title)

                                   May 28, 1999
                                      (Date)